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                              August 19, 2021

       Derek J. Leathers
       Chairman, President and Chief Executive Officer
       Werner Enterprises, Inc.
       14507 Frontier Road
       Omaha NE 68138

                                                        Re: Werner Enterprises,
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            Filed February 24,
2021
                                                            File No. 000-14690

       Dear Mr. Leathers:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 16

   1.                                                   We note that you
present a table on page 18, showing a measure of    Gross Margin    for
                                                        your Werner Logistics
segment, calculated as operating revenues less rent and purchased transportation
expenses. However, given your disclosure on page 15, indicating that other operating expenses
excluded from the measure include salaries, wages and benefits, and your disclosure on page
46, explaining that assets have not been associated with your segments without
addressing your attribution of depreciation and amortization to the segments, it is unclear
whether your measure of    Gross Margin    reflects all costs that
                                                        would be attributable
to revenues from services in accordance with GAAP.

                                                        If your measure is
incomplete in this regard, you will need to either relabel the measure or recalculate the measure
in accordance with GAAP; and if an incomplete measure is
 Derek J. Leathers
Werner Enterprises, Inc.
August 19, 2021
Page 2
         retained, you will need to provide a reconciliation to the most directly comparable measure calculated in accordance with GAAP. Please refer to Item 10(e)(1)(i)(A), Item
         10(e)(1)(ii)(E), and Item 10(e)(1)(i)(B) of Regulation S-K. Please address the concerns outlined above and submit an analysis depicting and explaining the basis for your attribution of all operating expenses presented in your table on page 16 to your segments for the most recently completed fiscal year.
2. We note that you identify various non-GAAP measures in your earnings releases including, on a consolidated basis, adjusted operating income; adjusted net income;
         adjusted diluted earnings per share; adjusted operating expenses; adjusted income before income taxes; and adjusted income tax expense; and for the Truckload Transportation
         Services segment, adjusted operating margin net of fuel; and for the Werner Logistics segment, the gross margin and gross profit measures mentioned in the preceding comment. We also note that you identify operating expenses as the most comparable
         GAAP measure for the first three measures listed but do not identify a corresponding
         GAAP measure or provide a reconciliation for any of the other measures.

         Please explain your rationale in identifying operating expenses as the most comparable
         GAAP measure to use in reconciling your various non-GAAP performance measures, and how you considered the nature of financial activity reflected in these measures in formulating your view. Please also explain why operating income would not be more comparable than operating expenses to adjusted operating income; and why net income would not be more comparable than operating expenses to adjusted net income.

         We expect that you will need to reform these communications to identify the most comparable GAAP financial measure for each non-GAAP measure, and to provide a separate reconciliation for each non-GAAP measure to the most comparable GAAP
         financial measure to comply with   244.100(a) of Regulation G. Please
submit the
         revisions that you propose to address these concerns.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Klinko at 202-551-3824 or Lily Dang at 202-551-3867 with any questions.



FirstName LastNameDerek J. Leathers                           Sincerely,
Comapany NameWerner Enterprises, Inc.
                                                              Division of
Corporation Finance
August 19, 2021 Page 2                                        Office of Energy
& Transportation
FirstName LastName